UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rhino Resource Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y103

(CUSIP Number)

W. Howard Keenan, Jr.

Yorktown Partners LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76218Y103

(1)	Names of Reporting Persons WESTON ENERGY LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,938,600(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,938,600 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,938,600 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.0%(2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Amount of securities beneficially owned are comprised of common units representing limited partnership interests (each, a “Common Unit”) issuable upon conversion of 1,400,000 Series A Preferred Units (each, a “Preferred Unit”) in Rhino Resource Partners LP (the “Partnership”), owned by Weston Energy LLC (“Weston”). The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the quotient (the “Series A Conversion Ratio”) of (i) the sum of $10.00 and any unpaid distributions in respect of such Preferred Unit divided by (ii) 75% of the volume-weighted average closing price of the Common Units for the preceding 90 trading days (the “VWAP”); provided however, that the VWAP will be capped at a minimum of $2.00 and a maximum of $10.00. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.
(2)	Percentage of class calculated based on a total of 12,905,799 Common Units outstanding and 4,219,928 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred Units, at $3.55 per Common Unit (the applicable VWAP as of April 17, 2017), for a total of 17,125,727 Common Units outstanding, on an as-converted basis.

CUSIP No. 76218Y103

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,938,600(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,938,600 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,938,600 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.0%(3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Amount of securities beneficially owned are comprised of Common Units issuable upon conversion of 1,400,000 Preferred Units in the Partnership, owned by Weston. The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the Series A Conversion Ratio. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.
(2)	The Preferred Units are held directly by Weston. Yorktown Energy Partners XI, L.P. (“Yorktown XI”) is a member of Weston and owns more than a majority of the membership interest in Weston and has the requisite voting power to cause Weston to take certain actions. As a result, Yorktown XI may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Weston.
(3)	Percentage of class calculated based on a total of 12,905,799 Common Units outstanding and 4,219,928 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred, at $3.55 per Common Unit (the applicable VWAP as of April 17, 2017), for a total of 17,125,727 Common Units outstanding, on an as-converted basis.

CUSIP No. 76218Y103

(1)	Names of Reporting Persons YORKTOWN XI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,938,600 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,938,600 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,938,600 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.0%(3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Amount of securities beneficially owned are comprised of Common Units issuable upon conversion of 1,400,000 Preferred Units in the Partnership, owned by Weston. The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the Series A Conversion Ratio. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.
(2)	The Preferred Units are held directly by Weston. Yorktown XI Company LP (“Yorktown XI Company”) is the sole general partner of Yorktown XI, a member of Weston. Yorktown XI owns more than a majority of the membership interest in Weston and has the requisite voting power to cause Weston to take certain actions. As a result, Yorktown XI Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Weston.
(3)	Percentage of class calculated based on a total of 12,905,799 Common Units outstanding and 4,219,928 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred Units, at $3.55 per Common Unit (the applicable VWAP as of April 17, 2017), for a total of 17,125,727 Common Units outstanding, on an as-converted basis.

CUSIP No. 76218Y103

(1)	Names of Reporting Persons YORKTOWN XI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,938,600(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,938,600(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,938,600 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.0%(3)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Amount of securities beneficially owned are comprised of Common Units issuable upon conversion of 1,400,000 Preferred Units in the Partnership, owned by Weston. The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the Series A Conversion Ratio. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.
(2)	The Preferred Units are held directly by Weston. Yorktown XI Associates LLC (“Yorktown XI Associates”) is the sole general partner of Yorktown XI Company, the sole general partner of Yorktown XI, a member of Weston. Yorktown XI owns more than a majority of the membership interest in Weston and has the requisite voting power to cause Weston to take certain actions. As a result, Yorktown XI Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Weston.
(3)	Percentage of class calculated based on a total of 12,905,799 Common Units outstanding and 4,219,928 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred Units issued pursuant to the Preferred Purchase Agreement (as defined in Item 3), at $3.55 per Common Unit (the applicable VWAP as of April 17, 2017), for a total of 17,125,727 Common Units outstanding, on an as-converted basis.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units representing limited partnership interests (“Common Units”), of Rhino Resource Partners LP, a Delaware limited partnership (the “Partnership”), whose principal executive offices are located at 424 Lewis Hargett Circle, Suite 250, Lexington, KY 40503.

Item 2. Identity and Background.

a) This statement is filed by Weston Energy LLC, a Delaware limited liability company (“Weston”), Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Company”), and Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates” and together with Weston, Yorktown XI and Yorktown XI Company, the “Reporting Persons”).

b) The principal business address of each of the Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022.

c) The principal business of Weston is investing in equity securities of the Partnership. The principal business of Yorktown XI is investing in equity securities of energy companies. The principal business of Yorktown XI Company is managing Yorktown XI. The principal business of Yorktown XI Associates is managing Yorktown XI Company. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 30, 2016, Weston acquired 1,300,000 Series A Preferred Units (each, a “Preferred Unit”) from the Partnership for $10.00 per Preferred Unit pursuant to that certain Series A Preferred Unit Purchase Agreement (the “Preferred Purchase Agreement”) by and among the Partnership, Weston, and Royal Energy Resources, Inc., a Delaware corporation (“Royal Energy”). The Preferred Units have the preferences, rights and obligations set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”). In exchange for the Preferred Units, Weston paid cash of $11.0 million to the Partnership and assigned to the Partnership a $2.0 million note receivable from Royal Energy originally dated September 30, 2016. Such Preferred Units are convertible into a number of Common Units equal to the quotient (the “Series A Conversion Ratio”) of (i) the sum of $10.00 and any unpaid distributions in respect of such Preferred Unit divided by (ii) 75% of the volume-weighted average closing price of the Common Units for the preceding 90 trading days (the “VWAP”); provided however, that the VWAP will be capped at a minimum of $2.00 and a maximum of $10.00. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio. The Preferred Units are entitled to vote on an as-converted basis with the Common Units.

The foregoing description of the Preferred Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Preferred Purchase Agreement filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2017, and is incorporated herein by reference.

On January 27, 2017, Royal Energy conveyed to Weston 100,000 Preferred Units to partially satisfy Royal Energy’s obligations to Weston pursuant to a promissory note in the principal amount of $2,000,000 executed by Royal Energy in favor of Weston on December 30, 2016, the remainder of such obligation being satisfied by a cash payment.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Partnership on a continuing basis. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons beneficially owns an aggregate of 3,938,600 Common Units which may be acquired upon the conversion of the Preferred Units, representing 23.0% of the outstanding Common Units (based on 12,905,799 total outstanding Common Units of the Partnership as of March 17, 2017, as reported in the Partnership’s Annual Report on Form 10-K filed with the SEC on March 24, 2017, plus 1,500,000 Preferred Units which are convertible into an estimated 4,219,928 Common Units at $3.55 per Common Unit (the applicable VWAP as of April 17, 2017), for a total of 17,125,727 Common Units outstanding). Each Reporting Person disclaims beneficial ownership of the reported Common Units except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Units for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) The Preferred Units are directly held by Weston. Yorktown XI is a member of Weston owning more than a majority of the membership interest in Weston and has the requisite voting power to cause Weston to take certain actions Yorktown XI Company is the sole general partner of Yorktown XI. Yorktown XI Associates is the sole general partner of Yorktown XI Company. Yorktown XI Associates has the sole power to cause Yorktown XI Company to cause Yorktown XI to cause Weston to vote or direct the vote or to dispose or direct the disposition of the shares owned by Weston.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons has effected any transaction in the Common Units during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated April 25, 2017.

Exhibit 2.1	Series A Preferred Unit Purchase Agreement by and among the Partnership, Weston, and Royal Energy (incorporated by reference to Exhibit 10.2 to the Partnership’s Current Report on Form 8-K filed with the SEC on January 6, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2017

WESTON ENERGY LLC

By:	/s/ W. Howard Keenan, Jr.
W. Howard Keenan, Jr., Manager

YORKTOWN ENERGY PARTNERS XI, L.P.

By:	Yorktown XI Company LP,
Its General Partner

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name: W. Howard Keenan, Jr.
Title: Managing Member

YORKTOWN XI COMPANY LP

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name: W. Howard Keenan, Jr.
Title: Managing Member

YORKTOWN XI ASSOCIATES LLC

By:	/s/ W. Howard Keenan, Jr.
Name: W. Howard Keenan, Jr.
Title: Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown XI Associates or Weston, as applicable	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member of Yorktown XI Associates	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC (1) 410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Managing Member of Yorktown XI Associates	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Managing Member of Yorktown XI Associates	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member of Yorktown XI Associates and Manager of Weston	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member of Yorktown XI Associates LLC	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member of Yorktown XI Associates and Manager of Weston	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

(1)	Yorktown Partners LLC is a private investment manager that, together with its affiliates and affiliated funds, invests exclusively in the energy industry with an emphasis on North American oil and gas production and midstream businesses.